AIGO HOLDING LIMITED

4TH FLOOR, BUILDING NO. 26, JU YUAN ZHOU GARDEN

JINSHAN INDUSTRIAL ZONE, 618 JINSHAN AVENUE, JIANXIN TOWN

FUZHOU CITY, FUJIAN PROVINCE, CHINA 350028

February 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Aigo Holding Limited
Request for Withdrawal of Registration Statement on Form F-1, as amended (File No. 333-289766)

Ladies and Gentlemen:

On August 21, 2025, Aigo Holding Limited (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above referenced registration statement on Form F-1 (including all exhibits and any amendments thereto) (the “F-1”), which was subsequently declared effective by the Commission on September 30, 2025. On November 24, 2025, the Company filed Post-Effective Amendment No. 1 to the Registration Statement, which has not been declared effective (the “Post-Effective Amendment” and, collectively with the F-1, the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Han Kun Law Offices LLP, attention: Yu Wang, Esq.at +852 6386 1503.

Thank you for your assistance in this matter.

Very truly yours,

AIGO HOLDING LIMITED

By;	/s/ Fufei Lin
Name:	Fufei Lin
Title:	Chief Executive Officer

cc:	Mr. Yu Wang, Esq
Han Kun Law Offices LLP

Mr. Yue (Mark) Li, Esq
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP